July 2, 2024

David Chan
Chief Financial Officer
Lanvin Group Holdings Ltd
4F, 168 Jiujiang Road
Carlowitz & Co, Huangpu District
Shanghai, 200001, China

       Re: Lanvin Group Holdings Ltd
           Form 20-F for the Year Ended December 31, 2023
           Filed April 30, 2024
           File No. 001-41569
Dear David Chan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2023
Operating and Financial Review and Prospects
Results of Operations, page 78

1. We note your disclosure on page 79 that the "percentage contribution of...sales incentives, rebates and sales discount is zero." Please tell us and revise your disclosures to clarify what this statement means.
Non-IFRS Financial Measures
Contribution profit and contribution profit margin, page 106

2. We note your non-IFRS adjustment for "marketing and selling expenses" in the calculation of contribution profit and contribution profit margin on both a consolidated and segment basis. Considering these expenses appear to represent normal and recurring operating expenses necessary to run your business, please tell us how you determined this adjustment was appropriate. If you believe the adjustment is in compliance with non-
 July 2, 2024
Page 2

        GAAP rules, please advise. Refer to Question 100.01 of the Non-GAAP Financial
        Measures Compliance and Disclosure Interpretations.
Financial Statements
Consolidated statements of changes in equity, page F-7

3. Please tell us and revise your disclosures to clearly disclose the nature of the items
        included within the    capital injection from shareholders    line item
for each period
        presented. In doing so, specify where the transactions are classified within your statement of cash flows and clarify if you have presented any items on a net cash basis. As an example, it appears the $40.4 million amount for fiscal 2023 may represent the $65.4 million issuance of shares net of the $25 million repurchase of shares disclosed in the table on page F-63, but it is unclear how these amounts result in no change to total equity on your statement of changes in equity and where the transactions are classified in your statement of cash flows.
8. Revenue, page F-39

4. We note your disclosure that you generate revenue primarily from the sale of products and from fees for royalties and licenses. We further note your disclosure on page F-23 that you recognize revenues from services. Please tell us and revise your disclosures to clarify where the service and royalty and license revenues are classified within the revenue by sales channel table. Also quantify revenues for each product and service pursuant to IFRS
        8.32.
28. Other current liabilities, page F-59

5. Please address the following comments related to your "financing fund" arrangement with
        Meritz Securities Co., Ltd ("Meritz"):

              Clearly summarize for us the nature and business purpose of each material agreement, transaction, and/or financial instrument related to the financing fund. In doing so, clarify why Meritz is separately selling and "immediately thereafter"
            agreeing to repurchase your shares.

              Clearly summarize how the individual transactions impacted your financial statements, if at all, including the impact on your statements of cash flows and changes in equity. Ensure you address the put rights held by Meritz, the repurchase of the convertible preference share and approximately 5 million ordinary shares for
            $54.4 million, and the subscription of approximately 19 million shares at a price of
            $69.5 million.

              Tell us the specific IFRS guidance, where applicable, that supports your accounting treatment for the preceding transactions, particularly regarding the put rights held by
            Meritz.
 July 2, 2024
Page 3
Exhibits 12.1 and 12.2, page 152

6. We note that your Exhibit 12.1 and 12.2 officer certifications exclude the language of paragraph 4(b) and the introductory language in paragraph 4 regarding responsibilities for establishing and maintaining internal control over financial reporting and the associated design objectives for which certification is required. Please amend your filing to include certifications having all of the prescribed language as set forth in paragraph 12 of the
       "Instructions as to Exhibits" of Form 20-F.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing